Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Delivers Strong Fourth Quarter and Record Full Year 2023 Results with Revenue Growth and Accelerated Profitability

Fourth quarter revenue of $14.0 million, 14% year-over-year growth, and full-year revenue of $51.6 million, 12% year-over-year growth.

Record fourth quarter of $3.8 million non-GAAP net income and $10.2 million non-GAAP full year net income

TEL AVIV, Israel – January 31, 2024 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the full year, and the fourth quarter ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights:

●	Total revenues for the fourth quarter were $14.0 million, compared to $12.3 million in the fourth quarter of 2022, 14% year-over-year growth.

●	GAAP net income for the fourth quarter was $2.6 million, or $0.17 per diluted share, compared to a GAAP net loss of $0.03 million, or $0.00 per diluted share, for the fourth quarter of 2022.

●	Non-GAAP net income for the period was $3.8 million, or $0.25 per diluted share, compared to a non-GAAP net income of $1.3 million, or $0.09 per diluted share, for the fourth quarter of 2022.

●	As of December 31, 2023, the Company had cash and cash equivalents, short-term bank deposits of $82.2 million, and no debt, ending the year with its highest cash levels.

Full Year 2023 Financial Highlights:

●	Total revenues for the full year were $51.6 million, compared to $46.1 million for 2022.

●	GAAP net income for the full year was $3.7 million, or $0.24 per diluted share, compared to a GAAP net loss of $2.3 million, or $0.16 per diluted share, for 2022.

●	Non-GAAP net income for the full year amounted to $10.2 million, or $0.67 per diluted share, compared to a non-GAAP net income of $2.9 million, or $0.19 per diluted share for the full year 2022.

Management Comments:

Eyal Harari, RADCOM’s Chief Executive Officer, commented on the results: “2023 was an exceptional, record year for RADCOM, continuing the last four years of growth momentum. We achieved a fourth consecutive year of growth with record revenue of $51.6 million, representing 12% growth year-over-year.

“We crossed the $50 million annual revenue threshold and scaled up to a mid-size software company for the first time. At the same time, we continued our path to sustained profitability, achieving a record net income for 2023 of $10.2 million on a non-GAAP basis, while our positive cash flow also reached a milestone totaling $82.2 million, with no debt.

“Recently, we proudly announced our position as one of the first assurance vendors to harness the power of GenAI for real-time and efficient management of 5G networks. Our market-leading solutions thoughtfully align with operators’ needs, providing a unique technology to address critical network challenges. This underscores the significance of our industry-leading solutions in the rapidly expanding 5G market. We are confident that our offerings will drive sustained growth.

Mr. Harari concluded, “Our record results and positive momentum demonstrate the value of our advanced technology and the strength of our business model. Looking at 2024, thanks to our strong execution and current visibility, we are confident in delivering a fifth consecutive year of revenue growth and increasing our profitability. Our full-year 2024 revenue guidance is $56 - $60 million.”

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Standard Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972 or +1-888-281-1167

From other locations: +972-3-918-0644

For those unable to listen, a conference call replay will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses), acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2024 revenue guidance and expectations regarding its growth, including sustainable, profitable growth, momentum, and the potential of GenAI, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Revenues	$14,010	$12,289	$51,600	$46,051
Cost of revenues	3,435	3,391	13,773	12,714
Gross profit	10,575	8,898	37,827	33,337
Research and development, gross	4,327	5,290	19,575	21,483
Less - royalty-bearing participation	190	160	736	762
Research and development, net	4,137	5,130	18,839	20,721
Sales and marketing	3,720	3,281	14,592	12,270
General and administrative	1,297	1,225	5,058	4,460
Total operating expenses	9,154	9,636	38,489	37,451
Operating income (loss)	1,421	(738)	(662)	(4,114)
Financial income, net	1,248	751	4,557	2,016
Income (loss) before taxes on income	2,669	13	3,895	(2,098)
Taxes on income	(77)	(39)	(182)	(159)

Net income (loss)	$2,592	$(26)	$3,713	$(2,257)

Basic net income (loss) per ordinary share	$0.17	$(0.00)	$0.25	$(0.16)
Diluted net income (loss) per ordinary share	$0.17	$(0.00)	$0.24	$(0.16)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	15,291,917	14,717,096	15,098,642	14,525,449
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	15,446,177	14,717,096	15,297,947	14,525,449

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
GAAP gross profit	$10,575	$8,898	$37,827	$33,337
Stock-based compensation	71	100	441	392
Amortization of intangible assets	57	-	151	-
Non-GAAP gross profit	$10,703	$8,998	$38,419	$33,729

GAAP research and development, net	$4,137	$5,130	$18,839	$20,721
Stock-based compensation	424	602	2,690	2,497
Non-GAAP research and development, net	$3,713	$4,528	$16,149	$18,224

GAAP sales and marketing	$3,720	$3,281	$14,592	$12,270
Stock-based compensation	370	361	1,820	1,387
Amortization of intangible assets	29	-	77	-
Non-GAAP sales and marketing	$3,321	$2,920	$12,695	$10,883

GAAP general and administrative	$1,297	$1,225	$5,058	$4,460
Stock-based compensation	319	283	1,169	895
Acquisition related expenses	-	-	56	-
Non-GAAP general and administrative	$978	$942	$3,833	$3,565

GAAP total operating expenses	$9,154	$9,636	$38,489	$37,451
Stock-based compensation	1,113	1,246	5,678	4,779
Amortization of intangible assets	29	-	77	-
Acquisition related expenses	-	-	56	-
Non-GAAP total operating expenses	$8,012	$8,390	$32,678	$32,672

GAAP operating income (loss)	$1,421	$(738)	$(662)	$(4,114)
Stock-based compensation	1,184	1,346	6,119	5,171
Amortization of intangible assets	86	-	228	-
Acquisition related expenses	-	-	56	-
Non-GAAP operating income	$2,691	$608	$5,741	$1,057

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,			Twelve months ended December 31,
	2023		2022	2023		2022
GAAP income (loss) before taxes on income	$2,669		$13	$3,895		$(2,098)
Stock-based compensation	1,184		1,346	6,119		5,171
Amortization of intangible assets	86		-	228		-
Acquisition related expenses	-		-	56		-
Financial (income) expenses	(15)		-	60		-
Non-GAAP income before taxes on income	$3,924		$1,359	$10,358		$3,073

GAAP net income (loss)	$2,592		$(26)	$3,713		$(2,257)
Stock-based compensation	1,184		1,346	6,119		5,171
Amortization of intangible assets	86		-	228		-
Acquisition related expenses	-		-	56		-
Financial (income) expenses	(15)		-	60		-
Non-GAAP net income	$3,847		$1,320	$10,176		$2,914

GAAP net income (loss) per diluted share	$0.17		$(0.00)	$0.24		$(0.16)
Stock-based compensation	0.08		0.09	0.43		0.35
Amortization of intangible assets	(*	)	-	(*	)	-
Acquisition related expenses	(*	)	-	(*	)	-
Non-GAAP net income per diluted share	$0.25		$0.09	$0.67		$0.19
Weighted average number of shares used to compute diluted net income (loss) per share	15,446,177		15,329,035	15,297,947		14,997,667

(*)	Less than $ 0.01

RADCOM Ltd.
Consolidated Balance Sheets
Unaudited

(thousands of U.S. dollars)

	As of	As of
	December 31, 2023	December 31, 2022
Current Assets
Cash and cash equivalents	$10,892	$9,527
Short-term bank deposits	71,273	64,130
Trade receivables, net	13,412	11,074
Inventories	246	795
Other accounts receivable and prepaid expenses	1,592	1,928
Total Current Assets	97,415	87,454

Non-Current Assets
Long-term bank deposits	-	4,002
Severance pay fund	3,142	3,524
Other long-term receivables	1,573	2,557
Property and equipment, net	798	1,010
Operating lease right-of-use assets	1,651	2,457
Goodwill and intangible assets, net	2,950	-
Total Non-Current Assets	10,114	13,550

Total Assets	$107,529	$101,004

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,640	$2,708
Deferred revenues and advances from customers	1,469	7,037
Employee and payroll accruals	5,400	5,198
Operating lease liabilities	1,062	1,024
Other liabilities and accrued expenses	9,540	6,829
Total Current Liabilities	20,111	22,796

Non-Current Liabilities
Accrued severance pay	3,728	3,973
Operating lease liabilities	561	1,452
Other liabilities and accrued expenses	638	-
Total Non-Current Liabilities	4,927	5,425

Total Liabilities	$25,038	$28,221

Shareholders’ Equity
Share capital	$736	$706
Additional paid-in capital	154,697	148,610
Accumulated other comprehensive loss	(3,030)	(2,908)
Accumulated deficit	(69,912)	(73,625)
Total Shareholders’ Equity	82,491	72,783
Total Liabilities and Shareholders’ Equity	$107,529	$101,004